Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Sept 25, 2005	Sept 26, 2004	Sept 28, 2003	Sept 29, 2002	Sept 30, 2001
Earnings:
Income from continuing operations before income taxes and equity in losses of unconsolidated affiliate	237,133	215,853	164,858	132,657	88,196

Rent expense	124,772	99,929	83,491	73,157	62,978
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3

One-third of rent expense	41,591	33,310	27,830	24,386	20,993
Interest expense	2,223	7,249	8,114	10,384	17,891

Fixed charges to add to earnings	43,814	40,559	35,944	34,770	38,884

Total available earnings	280,947	256,412	200,802	167,427	127,080

Fixed Charges:
Interest expense	2,223	7,249	8,114	10,384	17,891
Capitalized interest	2,976	2,132	1,385	1,433	2,112

Total interest	5,199	9,381	9,499	11,817	20,003
One-third of rent expense	41,591	33,310	27,830	24,386	20,993

Total fixed charges	46,790	42,691	37,329	36,203	40,996

Ratio of earnings to fixed charges	6.00x	6.01x	5.38x	4.62x	3.10x